FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


RECD S.E.C.
AUG 0 7 2002
1086

For the month of August, 2002

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F__________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes __________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: August 6, 2002

By: /S/ Mark F. Whitley
Mark F. Whitley – General Counsel & Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED

Quarterly Report to Shareholders
Three Months Ended
June 30, 2002

July 29, 2002

Dear fellow shareholders,

Today Emco announced record sales, net earnings and earnings per share for both the three months and six months ended June 30, 2002. Net earnings for the three months ended June 30, 2002 were $10.4 million or 63 cents basic and 62 cents diluted earnings per share, compared to net earnings of $4.6 million or 27 cents basic and diluted earnings per share for the same period in 2001. Total net cash flows for the quarter were also significantly higher than the same period in 2001.

Sales reached a record level of $359 million for the second quarter, increasing 4% over the comparable period last year. Sales for the quarter for Distribution were 1.4% higher than 2001, while sales for Manufacturing were 10.4% above 2001 levels.

Operating earnings for the second quarter were $21.9 million, an increase of 70% from operating earnings of $12.9 million in 2001. Operating earnings for Distribution were $2.5 million higher than last year and for Manufacturing, they were up $7.9 million from a year ago.

On a year to date basis, net earnings for the first six months were $14.2 million or 85 cents basic and 83 cents diluted earnings per share compared to year to date net earnings of $0.5 million in 2001. After adjusting for the deemed dividend on the convertible debentures net of tax, the net earnings for 2001 represented a loss of 2 cents per share both basic and diluted. Operating earnings were three times 2001 levels at $33.9 million to the end of June 2002. Total sales were $632 million, an increase of 4.8% from the first six months of last year.

Total net cash flows for the second quarter amounted to $16.8 million compared to $4.9 million for the second quarter of 2001. At June 30, 2002, total debt, including the 6½% convertible subordinated debentures, was $41.3 million lower than a year earlier.

Interest and other expense for the second quarter was $3.9 million, down $1.2 million from the second quarter of 2001 due to lower average debt levels and lower average borrowing rates. On a year to date basis, interest and other expense was $2.5 million below last year.

New methods of accounting for goodwill and stock based compensation took effect on January 1, 2002 and had the effect, when comparing to the same period last year, of increasing operating earnings for the quarter by approximately $0.2 million as a result of not amortizing goodwill and lowering operating earnings by approximately $1.4 million as a result of the additional accruals for stock based compensation. This is the primary reason that Corporate and other expenses were higher for the quarter and year to date.

I am extremely pleased with our second quarter performance. These latest results represent the second consecutive quarter of record net earnings and earnings per share for Emco and the fifth consecutive quarter of continuous improvement in our results over the previous year. The performance of both of our segments continues to be strong and for the 12 months ending on June 30, 2002, diluted earnings per share have totaled a record level of $1.36 per share.

With these improved results and the expected continuation of a strong economic climate in Canada, we are now forecasting diluted earnings per share for the year 2002 to fall within the range of $1.40 to $1.50 per share. Previously, we had forecasted diluted earnings per share to be in the range of $1.25 to $1.35 per share.

Finally, on July 24, 2002, the Company announced that its Board of Directors had decided to initiate a strategic alternatives review as a result of Emco's desire to maximize shareholder value. An Independent Committee of the Board has been formed to choose financial and legal advisors and to manage the process.

Sincerely,

"Douglas E. Speers"

Douglas E. Speers
President and Chief Executive Officer

Forward-looking statements contained in this letter are made based on management's expectations and beliefs concerning future events. The business risks that the Company faces, changes in economic conditions and other uncertainties may affect Emco's ability to achieve these expectations. Actual results, therefore, could differ materially from those expressed or implied.

Management's Discussion and Analysis

The following Management's Discussion and Analysis of the financial position of Emco Limited (Emco or the Company) as at June 30, 2002 and the results of its operations and its cash flows for the periods of three months and six months ended on that date should be read in conjunction with the detailed Management's Discussion and Analysis for the year ended December 31, 2001.

Emco Limited's reporting segments include Distribution, a distributor of plumbing, waterworks and industrial products and Manufacturing, a manufacturer of building products, food service equipment and securityware.

Emco's net earnings and fully diluted earnings per share for the three months ended June 30, 2002 were a record for the Company for the second quarter and the first six months. Net earnings of $10.4 million for the quarter were more than double the level of $4.6 million for the same period last year.

Operating earnings for both segments were substantially higher than 2001 for the quarter due, in part, to management's continued actions to achieve the medium-term targets set for each segment. Total net cash flows for the quarter were also higher than the same period in 2001 as management remains focused on achieving targeted returns on net investment for each segment. A strong construction industry in Canada also contributed to the much improved quarterly results.

On July 24, 2002, the Company announced that its Board of Directors, at a meeting held on July 23, 2002, had decided to initiate a strategic alternatives review. This review is a result of Emco's desire to maximize shareholder value. An Independent Committee of the Board has been formed to choose financial and legal advisors and to manage the process.

Seasonal Effects on Emco's Results of Operations

Emco's business consists mainly of the distribution and manufacture of building products for the residential, commercial and industrial construction markets in Canada. Construction activity in Canada is traditionally at its lowest levels during the first and last quarters of each year due to the effects of winter weather. The Company's sales volumes for both of its segments, Distribution and Manufacturing, are therefore expected to be lower in the first and last quarters and higher during the second and third quarters of the year.

Emco's cash flow from its operating activities also varies significantly by quarter. A build-up in inventory in the first half of the year is normally required to meet demand during the periods of higher sales volumes. Emco's investment in accounts receivable is highest in the August to October timeframe when construction activity reaches its seasonal peak. The combination of an inventory build-up and the increase in accounts receivable usually results in an overall net use of cash by the Company in the first nine months of each year. Cash flows from operating activities are generally highest in the fourth quarter as inventory levels are reduced and outstanding accounts receivable are collected.

The Construction Industry

New residential construction in Canada in the first six months of 2002 has been strong, with actual housing starts increasing 25% over the same period in 2001. According to the Conference Board of Canada, low interest rates have improved affordability considerably, helping to unleash the pent-up demand created during the sustained period of under-building in the 1990's. Levels of commercial construction and repair and renovation activity have also been high this year. The strong construction industry has had a positive effect on Emco's wholesale sales of plumbing and waterworks products, as well as sales of its roofing and wood fibre products. Activity in the energy sector in western Canada, on the other hand, has been slow during the first half of 2002 leading to lower sales of industrial products.



Actual Housing Starts in Canada
80000
60000
40000
20000
0
Q1
Q2
Q3
Q4
Source: CMHC
2002
2001

Demand for industrial flanges and fittings continued to be weak in the U.S. during the second quarter, affecting sales volumes for Pro-Fit Piping Components Inc. (Pro-Fit), Emco's U.S. master distributor. Metcraft Inc.'s (Metcraft) sales volumes continued to grow in the quarter, as expected.

Financial highlights

Emco's net earnings for the three months ended June 30, 2002 were $10.4 million or 63 cents basic and 62 cents diluted earnings per share, compared to net earnings of $4.6 million or 27 cents basic and diluted earnings per share for the same period in 2001.



Emco Quarterly Diluted Earnings Per Share
(On a Rolling 4 Quarter Basis)
$1.50
$1.20
$0.90
$0.60
$0.30
$-
$(0.30)
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02

Operating earnings for the second quarter were $21.9 million, an increase of 71% over operating earnings of $12.9 million in 2001. Distribution's operating earnings for the period were $2.5 million higher than last year despite lower earnings at Pro-Fit, while Manufacturing's operating earnings were $7.9 million higher. The increase in "Corporate and other" expenses of approximately $1.4 million over last year for the quarter was due primarily to the recognition of expenses associated with stock-based compensation programs. The market price of Emco's common shares on the Toronto Stock Exchange at the close of business on June 30, 2002 had risen to $12.69 from $8.30 at March 31, 2002.

Sales for the second quarter reached a record level of $359 million, an increase of 4.0% from the comparable period last year. Sales for Distribution were 1.4% higher than 2001 and sales for Manufacturing were 10.4% above 2001 levels.

On a year to date basis, net earnings for the first six months were $14.2 million or 85 cents basic and 83 cents diluted earnings per share compared to year to date net earnings of $0.5 million in 2001. After adjusting for the deemed dividend on the convertible debentures net of tax, the net earnings for 2001 represented a loss of 2 cents per share, both basic and diluted. Operating earnings were three times 2001 levels at $33.9 million to the end of June 2002. Emco's total sales were $632 million, an increase of 4.8% from the first six months of last year.

Distribution's sales in Canada were 2.6% higher than last year for the quarter. Plumbing and waterworks product sales were 5.0% higher in the quarter while industrial product sales in Canada were 5.6% lower than 2001. Product margins (sales less cost of sales, expressed as a per cent of sales) for all categories were up over last year for the quarter and year to date.

Within the Manufacturing segment, sales and operating earnings for Emco Building Products Ltd. (Building Products) were higher in the quarter compared to last year. Strong industry demand for roofing and asphalt products has continued throughout the first six months of this year. Sales for North American Felt, Emco's asphalt felt manufacturer acquired in September 2000, were significantly higher than last year for the quarter and for the first six months. Price increases introduced by Building Products for most of its roofing products in the first quarter of 2002 served to offset increased asphalt costs and allowed Building Products to maintain its normal product margins in the second quarter. Metcraft Inc. sales were up in the quarter, but operating earnings were lower than 2001 due to increased selling expenses. Metcraft's sales of POWER SOAK® products were 8.8% higher than last year.

®POWER SOAK is a registered trademark of Cantrell Industries Inc.. Used under license.

Emco's total selling and administrative expenses for the second quarter were $5.7 million higher than a year ago. This increase was primarily due to increases in expenses that are variable to sales volumes in Building Products, performance and stock-based compensation accruals in both segments and the write-off of the remaining Distribution Centre assets in B. C..

Interest and other expense for the second quarter was $3.9 million, down $1.2 million from the second quarter of 2001 due to lower average debt levels and lower average borrowing rates. On a year to date basis, interest and other expense was $2.5 million below last year.

Strong management of working capital has continued to have a positive effect on the Company's cash flows. Total net cash flows for the second quarter amounted to $16.8 million despite the normal seasonal increases in accounts receivable and inventories. At June 30, 2002, Emco's debt, including the 6½% convertible subordinated debentures, was $41.3 million lower than a year earlier.

The Company's effective consolidated income tax rate for the second quarter of 2002 was 32.5% compared to 41.9% for the same period last year. This reduction is primarily related to decreasing statutory rates in Canada and to the increased proportion of the Company's earnings that are subject to the reduced Canadian rates applied to income from manufacturing.

On July 23, 2002, Emco announced that it would not be proceeding with the acquisition of the wholesale waterworks supply business of bcgSERVICES Inc., a wholly-owned subsidiary of BC Gas Inc. (BC Gas). Emco previously announced on April 9, 2002 that it had signed a purchase and sale agreement to acquire the business from BC Gas subject to the completion of a due diligence review by Emco and obtaining required regulatory and other approvals. Emco and BC Gas determined that proceeding with this transaction would not be in the best interests of either party and agreed to terminate the purchase and sale agreement.

Distribution

The Distribution segment consists of wholesale distribution of plumbing, waterworks and industrial products in Canada and master distribution of industrial products in Canada and the U.S..

For the three months ended June 30, 2002, Distribution's total sales were $248.8 million, an increase of 1.4% from the second quarter of 2001. Sales in Canada were 2.6% higher in the quarter, while Pro-Fit's master distribution sales in the U.S. were down 14.7% from a year earlier.

Wholesale sales of plumbing and waterworks products for the quarter were higher than last year across Canada and product margins overall continued to improve. Industrial product sales for the three months ended June 30, 2002 were 7.8% lower than last year. They were higher in eastern Canada but down in Alberta, British Columbia and the U.S.. Despite lower overall sales volumes for industrial products, product margin dollars contributed by this product category were maintained. Distribution's operating earnings for the second quarter of 2002 and 2001 included expenses related to the disposal of surplus inventory of approximately $1.0 million in each year. In 2001, the costs related to the disposal of wholesale inventory in Canada. In 2002, they related to a program to reduce slow moving and surplus inventory in Pro-Fit.

Distribution's sales volumes of plumbing products increased in the second quarter over last year. Management began to take specific actions in 2001 to improve product margins for the plumbing product category including turning down sales at low margins in certain regions. While these actions are continuing, management also has initiated volume growth programs earlier this year in specific higher margin product lines. As a result, sales of plumbing and related products were higher in the second quarter in most regions. With these programs and with continued strength in the new residential and renovation markets, management expects sales and profits of plumbing and related products to continue to grow.

Sales of waterworks products were flat to last year for the quarter, however, product margins for this category remained healthy. Sales revenues were up considerably in Atlantic Canada, Quebec and Alberta where new housing construction has been particularly strong. Distribution is continuing with its plan to expand its waterworks business in Canada with the opening of new branches.

Emco's sales of industrial products in Canada were 5.6% lower in the quarter compared to last year. In Western Canada, sales for the quarter were 17.3% lower as activity in the oil and gas sector, related to both drilling and production, were slower than 2001. Emco's sales to offshore mega projects in Eastern Canada and sales related to managing the maintenance, repair and operating inventory for large national industrial accounts were higher than 2001 levels. Pro-Fit's sales were down 14.8% in the quarter from last year due to weaker demand for industrial flanges and fittings in the U.S..

Distribution's expenses in total in the second quarter were up as a result of accruals for a new performance-based compensation program, the write-off of Distribution Centre assets in B.C. and the incurrence of some expenses for severance. Other operating expenses continued to decline. Increased efficiency in logistics continued to reduce freight expense and occupancy costs continued to trend lower as operations moved to smaller facilities in certain urban centres.

Management continued to take actions to improve customer service and lower costs of operations within wholesale distribution in Canada. Expansion of certain branches has taken place in British Columbia, while one additional branch was closed in the province in the second quarter. These steps are part of changes to the supply chain structure that began in 2001 and are still being completed. Branch network changes were also made in Toronto and Montreal.

Operating earnings in Distribution have now improved year-over-year for the fifth consecutive quarter as a result of management's focus on improving product margins and lowering expenses. As a percent of sales, Distribution's operating earnings for the first 6 months of 2002 were 2.9% of sales compared to 1.6% of sales for the same period last year.

Manufacturing

The Manufacturing segment consists of Emco Building Products Ltd., a manufacturer of residential and commercial roofing, wood fibre and rolled paper products for the Canadian and U.S. markets, and Metcraft Inc., a U.S. manufacturer of securityware and stainless steel products for the commercial and institutional food service industry.

The Manufacturing segment's sales for the second quarter were $110.2 million, an increase of 10.4% over the second quarter of last year. For the first 6 months, sales for the segment were 25.1% ahead of 2001 levels. Building Products sales revenues for the second quarter increased by 10.1% because of higher volumes of shipments and higher average prices. Sales revenues for Metcraft were also higher than the prior year for the quarter. The Manufacturing segment's operating earnings for the quarter were $7.9 million or 81% above last year.


Cumulative Canadian Industry Shingle Shipments
(millions of bundles)
35
30
25
20
15
10
5
0
Jan Feb Mar Apr May June July Aug Sept Oct Nov Dec
Source: Statistics Canada
2002
2001

Industry shipments of shingles, as reported by Statistics Canada, were approximately 9.4% higher than 2001 levels for the first 6 months of the year.

The exceptionally strong demand for asphalt felt and dry felt paper, that began in 2001 continued into the second quarter of this year, as expected. A temporary shortage of these products in North America has contributed to the increase in Building Product's sales and operating earnings. Unlike the demand for Building Products' roofing and other product lines which are expected to remain strong, management now expects that demand and pricing for asphalt felt will not be as strong in the second half of 2002. Operating earnings from the asphalt felt product line will be correspondingly lower for the last six months.

Building Products announced a price increase of 5% for most of its roofing products effective January 1, 2002. The effect of this increase began to be realized in the second quarter and served to offset higher asphalt costs that were incurred in the first few months of the year. Higher crude oil prices and the normal seasonal increases in demand for asphalt for other uses, have led to record high asphalt costs and, as a result, management announced a further increase in prices for roofing products of 6% effective July 1, 2002. This latest increase is expected to offset higher raw material costs.


Relative Asphalt Costs (Jan 1997 = 100)
Thru July 2002
200%
175%
150%
125%
100%
75%
50%
25%
0%

Sales for Emco's wood fibre business were 7.4% higher than last year in the second quarter and 8.9% higher for the first 6 months. Product margins for wood fibre products have recovered to normal levels in 2002, after falling to low levels last year. Wood fibre's management team has rationalized its product offering to simplify the manufacturing process and lower product costs. A combination of better pricing for certain products and lower costs of manufacturing, including energy costs, has contributed to improved margins. Operating earnings for the second quarter for the wood fibre business were $1.4 million higher than the same period in 2001.

Building Products' manufacturing facilities have operated efficiently during the first half of 2002. Production levels were maintained at full capacity to meet expected demand for the balance of this year.

Metcraft's sales for the second quarter were 8.6% higher than last year for the second quarter and 5.3% higher for the first 6 months of the year. Sales of POWER SOAK®, Metcraft's pot and pan washing equipment, exceeded last year by 8.8%. Selling expenses were higher in the quarter as management continues to promote and work with major quick serve restaurant chain accounts to develop additional sales opportunities for POWER SOAK®. Sales of securityware were also higher than 2001 for the three months ended June 30, 2002. Customer orders on file for both POWER SOAK® and securityware continue to exceed the levels of a year ago and management expects stronger sales for both of Metcraft's product lines for the balance of the year.

Operating earnings for the Manufacturing segment, like Distribution, have now improved year-over-year for the fifth consecutive quarter. As a percent of sales, operating earnings for the first 6 months of 2002 were 14.8% of sales compared to 5.6% of sales for the same period last year.

Liquidity and Capital Resources

Management is pleased with the results of its continued focus on cash and working capital management during the quarter. Total net cash flows amounted to $16.8 million compared to $4.9 million last year. Emco's working capital was reduced during the quarter by a net amount of $1.3 million, despite normal seasonal increases in accounts receivable of $32.2 million. Inventories only increased by $2.0 million in the quarter, despite seasonal increases in wholesale distribution, especially in waterworks. The increase was offset by an increase in accounts payable and accrued liabilities of $31.5 million.

The quality of Emco's working capital has been maintained during the quarter. Days sales outstanding at June 30, 2002 were 47 days, up slightly from 46 days at June 30, 2001. Inventory turns for the first six months of 2002 were 4.4, a slight improvement from 4.3 turns for the same period in 2001.

Capital expenditures for the first six months of 2002 amounted to $4.8 million compared to $8.8 million for the same period in 2001. Some capital projects have been deferred to the second half of the year however, and management expects total 2002 capital expenditures for the full year to be slightly higher than total expenditures last year of $14.9 million.

The remaining balance of Emco's 7 ¼ % subordinated debentures, amounting to $31.2 million, became due on April 30th, 2002 and were repaid with funds drawn on the Company's long-term credit facility.

Total debt decreased by $13.0 million during the second quarter of 2002. The total balance of debt outstanding, including the debt component of the 6½% convertible subordinated debentures, amounted to $181.8 million at June 30, 2002 compared to $225.1 million at June 30, 2001. The ratio of total debt, including the debt component of the 6½% convertible subordinated debentures, to total capital at June 30, 2002 was 0.49:1 compared to 0.57:1 at June 30, 2001.

Accounting policy changes

As of January 1, 2002, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (CICA) related to accounting for goodwill and intangibles.

Also as of January 1, 2002, Emco adopted the new CICA recommendations for the recognition, measurement and disclosure of stock based compensation.

The effect of these changes on the current quarter's results is set out in note 2 to the interim consolidated financial statements.

Outlook for the balance of 2002

The Conference Board of Canada has recently forecast that the Canadian economy can be expected to grow by 3.6 per cent this year and by 3.9 per cent in 2003. This latest forecast represents an increase from most economists' earlier predictions for the current year. An important underlying reason for the increase in forecast growth for the economy is the strength of the housing market in Canada in the first six months. While the Conference Board has forecasted a somewhat slower pace of housing construction in the second half of the year, overall housing starts for 2002 are set at 189,000, a 16% increase over 2001 levels.

The Conference Board has also forecast that the oil and gas drilling season that historically begins later in the year will be stronger, leading to more investment in that sector.

Management expects that the actions it is taking will continue to have a positive impact on product margins and expense levels within the Distribution segment. Targeted initiatives to increase sales volumes within Distribution are expected to contribute to higher volumes over the balance of this year.

Sales of roofing and wood fibre products are expected to remain strong for the balance of the year, however, as noted above, the high sales volumes and product margins for asphalt felt products in the first six months are expected to be lower in the second half of the year.

Provided increases in interest rates do not have a material adverse affect, the strong repair and renovation market is expected to continue during the balance of the year.

Metcraft is expecting continued growth in volumes as sales of POWER SOAK® to quick serve restaurants, grocery chains and international markets expand. Sales and marketing expenses will remain at relatively high levels as well, as management pursues its strategy to invest and grow in this business. Significantly higher operating earnings are not expected from this business unit until 2003.

Lower statutory tax rates and the continuation of relatively low interest rates and debt levels will continue to have a positive impact on Emco's net earnings, compared to 2001, for the balance of the year.

With all of these factors, and a relatively strong economy, management is now forecasting that the Company's results will achieve diluted earnings per share of $1.40 to $1.50 per share. On June 27, 2002, management had forecast the Company's diluted earnings per share for the year to be $1.25 to $1.35.

Forward-looking statements

Forward-looking statements contained in this Management's Discussion & Analysis are made based on management's expectations and beliefs concerning future events. The business risks that the Company faces, changes in economic conditions and other uncertainties may affect Emco's ability to achieve these expectations. Actual results, therefore, could differ materially from those expressed or implied.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	(000s)		(000s)	
Sales	$ 359,042	$ 345,139	$ 631,963	$ 603,243
Cost of sales	269,214	270,186	472,235	472,334
Selling and administrative expenses	63,594	57,940	117,658	111,568
Depreciation and amortization	4,292	4,160	8,164	8,037
	337,100	332,286	598,057	591,939
Operating earnings	21,942	12,853	33,906	11,304
Interest and other	3,901	5,109	7,581	10,110
Gains on disposals	(429)	(137)	(852)	(148)
	3,472	4,972	6,729	9,962
Earnings before income taxes	18,470	7,881	27,177	1,342
Income taxes - current	6,200	3,800	9,600	1,800
- future	(200)	(500)	(400)	(1,000)
	6,000	3,300	9,200	800
	12,470	4,581	17,977	542
Non controlling interest in a subsidiary	2,081		3,788	
Net earnings	$ 10,389	$ 4,581	$ 14,189	$ 542
Earnings per share (note 3)				
Basic	$ 0.63	$ 0.27	$ 0.85	$ (0.02)
Diluted	$ 0.62	$ 0.27	$ 0.83	$ (0.02)

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Retained Earnings
(Unaudited)

	Six months ended June 30	
	2002	2001
	(000s)	
Retained earnings, beginning of year	$ 58,484	$ 50,042
Net earnings	14,189	542
Discount (premium) on repurchase of shares and convertible debentures	(26)	311
Increase in equity component of convertible debentures, net of tax	(910)	(869)
Retained earnings, end of period	$ 71,737	$ 50,026

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Unaudited)

	June 30 2002	June 30 2001	December 31 2001
		(000s)	
Assets			
Current assets:			
Accounts receivable	$ 218,482	$ 215,718	$ 164,780
Inventories	220,976	209,682	198,638
Other	6,602	5,314	7,542
	446,060	430,714	370,960
Property, plant and equipment	116,951	126,160	122,330
Other long-term assets	21,893	25,787	23,195
Goodwill	27,831	28,254	28,536
	$ 612,735	$ 610,915	$ 545,021
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 191,148	$ 179,657	$ 154,437
Income and other taxes payable	11,684	391	11,935
	202,832	180,048	166,372
Long-term debt	163,660	171,584	114,561
Subordinated debentures	18,122	53,487	50,716
Other post-retirement benefits	8,967	9,134	9,059
Future income taxes	20,038	23,715	20,267
Non controlling interest	6,490	3,682	5,216
Shareholders' equity:			
Capital stock	68,997	67,751	68,287
Equity component of convertible subordinated debentures	49,668	47,675	48,150
Retained earnings	71,737	50,026	58,484
Cumulative translation adjustments	2,224	3,813	3,909
	192,626	169,265	178,830
	$ 612,735	$ 610,915	$ 545,021

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Cash Flow Statements
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
	(000s)		(000s)	
Cash flows from operating activities				
Net earnings	$ 10,389	$ 4,581	$ 14,189	$ 542
Adjustments for:				
Depreciation and amortization	4,873	4,436	9,114	8,569
Gains on disposal	(429)	(137)	(852)	(148)
Future income taxes	(203)	(1,197)	(229)	(1,097)
Non controlling interest in a subsidiary	2,081	-	3,788	-
Changes in non-cash working capital:				
Accounts receivable	(32,198)	(43,956)	(53,701)	(39,791)
Inventories	(1,992)	9,074	(22,339)	16,764
Accounts payable and accrued liabilities	29,450	29,987	34,723	31,766
Income and other taxes receivable/payable	3,581	5,237	357	2,325
Other	1,609	390	2,007	374
	17,161	8,415	(12,943)	19,304
Cash flows from investing activities				
Purchases of property, plant and equipment	(2,878)	(4,211)	(4,786)	(8,754)
Proceeds on disposal of property, plant and equipment	2,110	815	2,658	829
Increase in other long-term assets	439	(140)	277	(235)
	(329)	(3,536)	(1,851)	(8,160)
Total cash flows from operating and investing activities	$ 16,832	$ 4,879	$ (14,794)	$ 11,144
Cash flows from financing activities				
Increase (decrease) in long-term debt	$ 18,206	$ (2,520)	$ 49,392	$ (9,091)
Repayment of debentures at maturity	(31,177)	-	(31,177)	-
Repurchases of subordinated debentures	-	(1,265)	-	(1,265)
Repurchase of common shares	(26)	-	(26)	-
Reduction of debt component of 6 1/2% subordinated debentures	(1,416)	(1,352)	(1,416)	(1,352)
Distribution to non controlling interest	(2,689)	-	(2,689)	-
Issue of common shares	270	258	710	564
	$ (16,832)	$ (4,879)	$ 14,794	$ (11,144)

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Interim Consolidated Financial Statements
(Unaudited)

1. Significant accounting policies:

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended December 31, 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2001 as set out on pages 30 to 45 of the Company's 2001 Annual Report.

2. Accounting policy changes:

(a) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Recommendations on Business Combinations (CICA Handbook Section 1581) and Goodwill and Other Intangible Assets (CICA Handbook Section 3062). Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach; thus, amortization of goodwill, including goodwill recorded for past business combinations, ceases upon adoption of these Recommendations.

As required by the new Recommendations, the Company completed the transitional goodwill impairment test in its second quarter of 2002 and concluded that there was no impairment in any of its reporting units.

The impact of adopting the new standard in Section 3062 and ceasing the amortization of goodwill was to increase the net earnings for the six months ended June 30, 2002 by $0.4 million and the basic and diluted earnings per share by $0.03.

(b) Stock based compensation

Effective January 1, 2002, the Company has also adopted the CICA Recommendations for the recognition, measurement and disclosure of Stock Based Compensation (CICA Handbook Section 3870). As described in detail in Note 9 of the annual consolidated financial statements for the year ended December 31, 2001, the Company has issued stock options to employees under its 1991 long-term incentive plan. Under this same plan, the Company has also granted stock appreciation rights, which are settled in cash.

The Company's accounting policy records entitlements under stock appreciation rights as compensation expense in the amount of the quoted market price in excess of the exercise price. Compensation cost of $2.4 million was accrued and charged against income for the six months ended June 30, 2002 ($0.4 million for the six months ended June 30, 2001).

The Company applies the intrinsic value based method of accounting for stock options awarded to employees. Under this method, nothing is recorded until the option is exercised when it is reported as an issue of Capital Stock. Accordingly, no compensation cost has been recognized for its stock option plan for the six months ended June 30, 2002, and this is consistent with prior years.

The new Recommendations require disclosure regarding the impact of applying the intrinsic value method versus the alternative fair value method. The fair value method requires compensation cost to be recorded over the vesting period of the option based on a fair value determined by a statistical options pricing model. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for options awarded after January 1, 2002, the proforma basic and diluted earnings per share for the six months ended June 30, 2002 would have been the same as reported under the intrinsic value based method utilized by the Company.

The fair values of the Company's stock option plans, for the basis of this proforma disclosure, were estimated using the Black Scholes option pricing model with the following assumptions: risk free interest rate 4.2%; dividend yield of 0%; expected lives of 3.5 years; and volatility of 64.6%.

3. Earnings per share:

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
	(000s)		(000s)	
Net earnings	$ 10,389	$ 4,581	$ 14,189	$ 542
Deemed dividend on convertible securities, net of tax	(460)	(439)	(910)	(869)
Net earnings (loss), basic and diluted	$ 9,929	$ 4,142	$ 13,279	(327)
Common shares outstanding, basic	15,702	15,489	15,677	15,459
Net impact of exercise of options	415	(780)	415	(780)
Common shares outstanding, diluted	16,117	14,709	16,092	14,679

4. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual results because the Company operates in markets which are very seasonal in nature. As a result, the Company traditionally reports low sales and operating earnings in the first and fourth quarters, principally due to lower levels of activity in residential, commercial and industrial construction and renovation markets in Canada during winter months.

5. Segmented information:

The Company has defined its reportable segments to be Distribution, a wholesale distributor of plumbing and related products and Manufacturing, a manufacturer and distributor of building products, food service equipment and securityware. Corporate includes the expenses of the Company's corporate office which has responsibility for finance, taxation, treasury management, corporate development, human resources and legal functions.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Interim Consolidated Financial Statements
(Unaudited)

The operating results by reportable segment are as follows:

		Six months ended June 30 2002	Six months ended June 30 2001
		(000s)	
Sales	Distribution	$ 444,538	$ 453,418
	Manufacturing	187,425	149,825
		$ 631,963	$ 603,243
Operating earnings	Distribution	$ 12,935	$ 7,311
	Manufacturing	27,703	8,448
	Corporate and other	(6,732)	(4,455)
		$ 33,906	$ 11,304

Corporate Information

Share Listings
The Toronto Stock Exchange (EML)
The Nasdaq Stock Market (EMLTF)

Convertible Debenture Listing
The Toronto Stock Exchange (EML.DB)

Transfer Agents and Registrars
Common Shares & Debentures
Computershare Trust Company of Canada, Toronto

Co-Transfer Agent
Common Shares
Computershare Trust Company, Inc., Denver Co.

Auditors
KPMG LLP
140 Fullarton Street, Suite 1400
P.O. Box 2305, London, Ontario N6A 5P2

Inquiries
Shareholders
For information regarding individual stock records, transactions, share certificates or stock transfers, please contact:
Computershare Trust Company of Canada
Telephone : (416) 981-9633 or 1-800-663-9097
Facsimile : (416) 981-9507
E-mail : caregistryinfo@computershare.com

Investors and Analysts
For financial information about Emco, please contact :

Daniel J. Boyd
Director, Investor Relations and Tax
Telephone: (519) 645-3911
Facsimile: (519) 645-2465
E-mail: dboyd@emcoltd.com

or

Gordon E. Currie
Vice President, Treasurer and Chief Financial Officer
Telephone : (519) 645-3905
Facsimile : (519) 645-2465
E-mail : gcurrie@emcoltd.com

EMCO LIMITED
620 Richmond Street
P.O. Box 5252
London, Ontario
Canada
N6A 4L6
Telephone : (519) 645-3900
Facimille : (519) 645-2465
Website : www.emcoltd.com
Email address : dboyd@emcoltd.com

EMCO LIMITÉE

Rapport trimestriel aux actionnaires
Trois mois échus le
30 juin 2002

29 juillet 2002

Chers actionnaires,

Emco a annoncé aujourd'hui un chiffre d'affaires, un bénéfice net et un bénéfice par action record pour le deuxième trimestre et les six mois échus le 30 juin 2002. Le bénéfice et des trois mois échus le 30 juin 2002 est de 10,4 millions $, soit un bénéfice par action de 63 cents (de base) et de 62 cents (dilué) comparativement à un bénéfice net de 4,6 millions $, soit un bénéfice par action de base et dilué de 27 cents pour la même période de 2001. Le total des flux de trésorerie pour le trimestre est également considérablement plus élevé que celui de la même période en 2001.

Le chiffre d'affaires a atteint un niveau record de 359 millions $ pour le deuxième trimestre, en hausse de 4 % sur la période comparable de l'an dernier. Le chiffre d'affaires du trimestre est de 1,4 % supérieur à celui de 2001 pour Distribution, et de 10,4 % supérieur à celui de 2001 pour Fabrication.

Le bénéfice d'exploitation pour le deuxième trimestre est de 21,9 millions $, en hausse de 70 % sur le bénéfice d'exploitation de 12,9 millions $ en 2001. Le bénéfice d'exploitation de Distribution est supérieur de 2,5 millions $ à celui de l'an dernier, et celui de Fabrication est supérieur de 7,9 millions $ à celui de l'an dernier.

Sur une base cumulative, le bénéfice net pour les six premiers mois est de 14,2 millions $, soit un bénéfice par action de 85 cents (de base) et 83 cents (dilué), comparativement à un bénéfice net cumulatif de 0,5 million $ en 2001. Après redressement pour tenir compte du dividende réputé sur les débentures convertibles, net d'impôts, le bénéfice net de 2001 représentait une perte de 2 cents par action (de base et diluée). Le bénéfice d'exploitation s'établit à 33,9 millions $ à la fin de juin 2002; il est trois fois supérieur à celui de 2001. Le chiffre d'affaires total d'Emco est de 632 millions $, soit une hausse de 4,8 % sur les six premiers mois de l'exercice précédent.

Le total des flux de trésorerie nets du deuxième trimestre s'est établi à 16,8 millions $, comparativement à 4,9 millions $ pour le deuxième trimestre de 2001. Au 30 juin 2002, la dette totale d'Emco, y compris les débentures subordonnées convertibles, 6 ½ %, était inférieure de 41,3 millions $ à celle d'il y a un an.

Les intérêts et autres charges, pour le deuxième trimestre, s'établissent à 3,9 millions $, en baisse de 1,2 million $ par rapport au deuxième trimestre de 2001, par suite de niveaux d'endettement moyens et de taux d'intérêts moyens moins élevés. Depuis le début de l'exercice, les intérêts et autres charges sont inférieurs de 2,5 millions $ à ceux de l'an dernier.

De nouvelles méthodes de comptabilisation de l'écart d'acquisition et de la rémunération à base d'actions sont entrées en vigueur le 1er janvier 2002, et ont eu pour incidence, si on compare à la même période de l'an dernier, une augmentation d'environ 0,2 million $ du bénéfice d'exploitation du trimestre par suite du non amortissement de l'écart d'acquisition, et une baisse d'environ 1,4 million $ du bénéfice d'exploitation par suite de la constatation de sommes supplémentaires à l'égard de la rémunération à base d'actions. C'est la raison principale pour laquelle les frais du siège social et divers sont plus élevés pour le trimestre et le semestre.

Je suis extrêmement satisfait de notre rendement au deuxième trimestre. Ces derniers résultats représentent le deuxième trimestre consécutif de bénéfice net et de bénéfice par action record pour Emco, et le cinquième trimestre consécutif d'amélioration continue de nos résultats par rapport à ceux de l'exercice antérieur. Le rendement de nos deux secteurs continue à être solide, et pour les 12 mois échus le 30 juin 2002, le bénéfice dilué par action a totalisé un niveau record de 1,36 $ par action

Avec ces résultats améliorés et le maintien attendu d'un contexte économique favorable au Canada, nous projetons maintenant que le bénéfice dilué par action, pour l'exercice 2002, se situera dans les 1,40 $ à 1,50 $. Nous avions projeté auparavant un bénéfice dilué par action dans les 1,25 $ à 1,35 $.

Enfin, le 24 juillet 2002, la société a annoncé que son conseil d'administration avait décidé de lancer une étude des alternatives stratégiques, par suite du désir d'Emco de porter au maximum la valeur des investissements des actionnaires. Un comité indépendant du conseil a été formé pour choisir des conseillers financiers et juridiques, et pour gérer le processus.

Meilleures salutations,

« Douglas E. Speers »

Douglas E. Speers
Président et chef de la direction

Les projections d'avenir exprimées dans la présente lettre sont fondées sur les attentes et les opinions de la direction concernant des événements futurs. Les risques commerciaux auxquels la société est exposée, les fluctuations de la conjoncture économique et autres incertitudes peuvent affecter l'aptitude d'Emco à réaliser ces attentes. Les résultats réels pourraient par conséquent différer de façon appréciable des résultats exprimés ou implicites.

Analyse par la direction

Il convient de lire la présente analyse par la direction de la situation financière d'Emco Limitée (Emco ou la société) au 30 juin 2002, des résultats de son exploitation et de ses flux de trésorerie pour les périodes de trois mois et de six mois échus à cette date, de pair avec l'analyse par la direction détaillée pour l'exercice clos le 31 décembre 2001.

Les secteurs isolables d'Emco Limitée sont Distribution, un distributeur de produits de plomberie, de produits pour réseaux d'aqueducs et de produits industriels, et Fabrication, un fabricant de matériaux de construction, d'articles pour le service alimentaire et d'appareils de sûreté.

Le bénéfice net et le bénéfice net dilué par action d'Emco, pour les trois mois échus le 30 juin 2002, constituent un record pour la société pour le deuxième trimestre et pour les six premiers mois. Le bénéfice net du trimestre : 10,4 millions $, est plus du double de celui de la même période de l'an dernier (4,6 millions $).

Le bénéfice d'exploitation pour les deux secteurs est très supérieur à celui de 2001 pour le trimestre, par suite notamment des mesures que la direction continue de prendre pour atteindre les objectifs à moyen terme fixés pour les deux secteurs. Les flux de trésorerie nets totaux pour le trimestre sont eux aussi supérieurs à ceux de la même période en 2001, la direction restant concentrée sur la réalisation des rendements sur l'investissement net ciblés pour chaque secteur. Le marché du bâtiment vigoureux au Canada a également contribué à la grande amélioration des résultats trimestriels.

Le 24 juillet 2002, la société a annoncé que son conseil d'administration, lors d'une réunion tenue le 23 juillet 2002, avait décidé de lancer une étude des alternatives stratégiques. Cette étude est le résultat du désir d'Emco de porter au maximum la valeur des investissements des actionnaires. Un comité indépendant du conseil a été formé et chargé de choisir les conseillers financiers et juridiques, et de gérer le processus.

Effet des saisons sur les résultats d'exploitation d'Emco

L'activité d'Emco se compose surtout de la distribution et de la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel au Canada. L'activité de construction, au Canada, est habituellement à son plus bas durant le premier et le dernier trimestres de chaque année, à cause des conditions hivernales. On sait par conséquent que les volumes de vente de la société, pour ses deux secteurs d'activités : Distribution et Fabrication, seront plus bas durant ces périodes que durant le deuxième et le troisième trimestres.

Les flux de trésorerie liés à l'exploitation d'Emco sont eux aussi essentiellement variables selon le trimestre. Il faut constituer des stocks au premier semestre pour faire face à la demande durant les périodes où les volumes de vente sont plus élevés. L'investissement d'Emco dans les comptes-clients est le plus élevé d'août à octobre, lorsque l'activité de construction atteint sa crête saisonnière. La combinaison de ces facteurs fait que, habituellement, les sorties nettes de fonds de la société ont lieu durant les neuf premiers mois de l'année. Les rentrées de fonds liées à l'exploitation sont les plus élevées au quatrième trimestre, à mesure que les stocks diminuent et que les comptes-clients sont encaissés.

L'industrie du bâtiment

La construction de maisons neuves au Canada, durant les six premiers mois de 2002, a été soutenue; le nombre réel de mises en chantiers a augmenté de 25 % sur celui de la même période de 2001. Selon le Conference Board du Canada, les taux d'intérêts peu élevés ont favorisé considérablement l'abordabilité, aidant à libérer la demande refoulée durant la longue période de sous-activité des années 1990. Les niveaux d'activité de construction commerciale, de réparation et de rénovation, sont élevés eux aussi cette année. L'activité de construction soutenue a eu une incidence positive sur les ventes en gros de produits de plomberie et de réseaux d'aqueducs d'Emco, ainsi que sur ses ventes de matériaux de couverture et de fibre de bois. Dans le secteur de l'énergie à l'ouest du Canada, par contre, l'activité a été lente durant tout le premier semestre de 2002, diminuant les ventes de produits industriels.


Mises en chantier réelles au Canada
80000
60000
40000
20000
0
T1
T2
T3
T4
Source: SCHL
2002
2001

La demande de brides et raccords industriels est restée faible aux États-Unis durant le deuxième trimestre, grevant les volumes de vente de Pro-Fit Piping Components Inc. (Pro-Fit), le maître-distributeur d'Emco aux États-Unis. Les volumes de ventes de Metcraft Inc. (Metcraft) ont continué de croître durant le trimestre, comme prévu.

Sommaire financier

Le bénéfice net d'Emco, pour les trois mois échus le 30 juin 2002, est de 10,4 millions $, soit un bénéfice par action de 63 cents (de base) et de 62 cents (dilué), comparativement à un bénéfice net de 4,6 millions $, soit un bénéfice par action, de base et dilué, de 27 cents pour la même période de 2001.

Le bénéfice d'exploitation du deuxième trimestre est de 21,9 millions $, une hausse de 71 % sur le bénéfice d'exploitation de 12,9 millions $ en 2001. Le bénéfice d'exploitation de Distribution,


Bénéfice trimestriel dilué par action d'Emco
(Base de 4 trimestres continus)
1,50 $
1,20 $
0,90 $
0,60 $
0,30 $
$-
(0,30) $
T2 01
T3 01
T4 01
T1 02
T2 02

pour la période, est supérieur de 2,5 millions $ à celui de l'année dernière, en dépit de la baisse du bénéfice de Pro-Fit, et le bénéfice d'exploitation de Fabrication est supérieur de 7,9 millions $. La hausse des dépenses inscrites au poste « Siège social et divers », d'environ 1,4 million $ par rapport au même trimestre de l'exercice précédent, est surtout attribuable à la prise en compte de dépenses associées aux programmes de rémunération à base d'actions. Le cours du marché des actions ordinaires d'Emco à la Bourse de Toronto, à la clôture de l'activité le 30 juin 2002, était monté à 12,69 $ (8,30 $ au 31 mars 2002).

Le chiffre d'affaires du deuxième trimestre a atteint un niveau record de 359 millions $, une hausse de 4,0 % par rapport à la période comparable de l'an dernier. Le chiffre d'affaires de Distribution est en hausse de 1,4 % sur celui de 2001, et celui de Fabrication est 10,4 % supérieur à celui de 2001.

Sur une base cumulative depuis le début de l'exercice, le bénéfice net des six premiers mois est de 14,2 millions $, soit un bénéfice par action de 85 cents (de base) et de 83 cents (dilué), comparativement à un bénéfice net cumulatif de 0,5 million $ en 2001. Après redressement pour tenir compte du dividende réputé sur les débentures convertibles, net d'impôt, le bénéfice net de 2001 représentait une perte de 2 cents par action, de base et diluée. Le bénéfice d'exploitation est le triple de celui de 2001, à 33,9 millions $ à la fin de juin 2002. Le chiffre d'affaires total d'Emco est de 632 millions $, une hausse de 4,8 % par rapport aux six premiers mois de l'exercice précédent.

Le chiffre d'affaires de Distribution au Canada est supérieur de 2,6 % à celui de l'an dernier pour le trimestre. Les ventes de produits de plomberie et de réseaux d'aqueducs sont supérieures de 5,0 % pour le trimestre, et les ventes de produits industriels au Canada sont inférieures de 5,6 % à celles de 2001. Les marges sur les produits (chiffre d'affaires moins coût des produits vendus, exprimé en pourcentage du chiffre d'affaires), pour toutes les catégories, sont en hausse par rapport à celles de l'année dernière, pour le trimestre et depuis le début de l'exercice.

Dans le secteur Fabrication, le chiffre d'affaires et le bénéfice d'exploitation d'EMCO Matériaux de Construction Ltée (Matériaux de Construction) sont plus élevés que ceux du même trimestre de l'exercice précédent. La demande soutenue de l'industrie pour les matériaux de couverture et les matériaux bitumés s'est maintenue durant tout le premier semestre de cette année. Le chiffre d'affaires du Feutre nord-américain, le fabricant de feutre bitumé d'Emco acquis en septembre 2000, est considérablement supérieur à celui de l'an dernier pour le trimestre et pour le semestre. Les hausses de prix mises en vigueur par Matériaux de Construction sur la plupart de ses matériaux de couverture durant le premier trimestre de 2002 ont servi à récupérer la hausse des coûts de l'asphalte, et ont permis à Matériaux de Construction de conserver ses marges normales sur les produits au deuxième trimestre. Le chiffre d'affaires de Metcraft Inc. est en hausse pour le trimestre, mais le bénéfice d'exploitation est inférieur à celui de 2001 à cause de la hausse des frais de vente. Les ventes de Metcraft des produits POWER SOAK® sont supérieures de 8,8 % à celles de l'an dernier.

®POWER SOAK est une marque déposée de Cantrell Industries Inc.., utilisée sous licence.

Le total des frais de vente et d'administration d'Emco, au deuxième trimestre, est supérieur de 5,7 millions $ à celui de l'an dernier. Cette augmentation est surtout attribuable à la hausse des dépenses qui sont des variables des volumes de vente chez Matériaux de Construction, à la constatation de dépenses de rémunération au rendement et de rémunération à base d'actions dans les deux secteurs, et à la radiation du solde des éléments d'actif du centre de distribution de Colombie-Britannique.

Les frais d'intérêts et autres pour le deuxième trimestre sont de 3,9 millions $, en baisse de 1,2 million $ par rapport au deuxième trimestre de 2001, par suite de niveaux d'endettement et de taux d'emprunts moyens moins élevés. Sur une base cumulative depuis le début de l'exercice, les frais d'intérêts et autres sont inférieurs de 2,5 millions $ à ceux de l'an dernier.

La gestion énergique du fonds de roulements continue d'avoir une incidence positive sur les flux de trésorerie de la société. Le total des flux de trésorerie se sont élevés au deuxième trimestre à 16,8 millions $ en dépit de la hausse saisonnière habituelle des comptes-clients et des stocks. Au 30 juin 2002, la dette d'Emco, y compris les débentures subordonnées convertibles, 6 ½ %, était inférieure de 41,3 millions $ à celle de l'an dernier.

Le taux effectif d'imposition sur les bénéfices consolidés, pour le deuxième trimestre de 2002, était de 32,5 % (41,9 % pour la même période de l'an dernier). Cette baisse est surtout attribuable à la baisse des taux réglementaires au Canada et à l'augmentation de la tranche du bénéfice de la société soumis aux taux canadiens réduits appliqués aux revenus de fabrication.

Le 23 juillet 2002, Emco a annoncé qu'elle n'acquerrait pas l'activité de fourniture en gros de produits pour réseaux d'aqueducs de bcgSERVICES Inc., filiale à part entière de BC Gas Inc. (BC Gas). Emco avait annoncé précédemment, le 9 avril 2002, qu'elle avait signé une entente d'achat et de vente visant l'acquisition de cette activité auprès de BC Gas, sous réserve de l'exécution d'un contrôle préalable par Emco, et de l'obtention des autorisations réglementaires et autres autorisations requises. Emco et BC Gas ont déterminé que la poursuite de cette opération ne servirait pas les meilleurs intérêts des parties, et sont convenues de mettre fin à l'entente d'achat et de vente.

Distribution

Le secteur Distribution se compose de la distribution en gros de produits de plomberie, de réseaux d'aqueducs et industriels au Canada, et de la maître-distribution de produits industriels au Canada et aux États-Unis.

Pour les trois mois échus le 30 juin 2002, le chiffre d'affaires total de Distribution est de 248,8 millions $, une hausse de 1,4 % sur celui du deuxième trimestre de 2001. Le chiffre d'affaires au Canada est 2,6 % supérieur pour le trimestre, alors que celui de la maître-distribution de Pro-Fit aux États-Unis est inférieur de 14,7 % sur celui d'il y a un an.

Les ventes en gros de produits de plomberie et de réseaux d'aqueducs sont plus élevées que l'an dernier pour le trimestre, dans tout le Canada, et les marges globales sur les produits continuent de s'apprécier. Les ventes de produits industriels, pour les trois mois échus le 30 juin 2002, sont 7,8 % inférieures à celles de l'an dernier. Elles sont en hausse à l'est du Canada mais en baisse en Alberta, en Colombie-Britannique et aux États-Unis. En dépit de la baisse des volumes de ventes globaux pour les produits industriels, les dollars de marges sur les produits venant de cette catégorie de produits ont été maintenus. Le bénéfice d'exploitation de Distribution, pour chacun des deuxièmes trimestres de 2002 et de 2001, tenait compte de dépenses d'environ 1,0 million $ associées à la cession de surplus de stock. En 2001, les coûts étaient attribuables à la cession des stocks de distribution en gros au Canada. En 2002, ils sont attribuables à un programme visant à diminuer les stocks d'écoulement lent et en surplus chez Pro-Fit.

Les volumes de vente de produits de plomberie de Distribution ont augmenté par rapport à l'an dernier. En 2001 la direction a commencé à prendre des mesures spécifiques visant l'amélioration des marges sur les produits de plomberie, et a même refusé des ventes à des marges insuffisantes dans certaines régions. Tout en poursuivant ces démarches, la direction a lancé des programmes de croissance des volumes, plus tôt cette année, dans des gammes de produits particulières, assorties de marges plus élevées. Il en est résulté une hausse du chiffre d'affaires dans les produits de plomberie et les articles connexes, au deuxième trimestre, dans la plupart des régions. Avec ces programmes et la fermeté qui persiste dans les marchés de construction de maisons neuves et de la rénovation, la direction s'attend à ce que le chiffre d'affaires et les profits continuent à croître pour les produits de plomberie et les articles connexes.

Les ventes de produits pour réseaux d'aqueducs sont restées les mêmes que l'an dernier pour le trimestre, mais les marges sur les produits, dans cette catégorie, sont restées élevées. Les revenus de vente sont en hausse considérable au Canada atlantique, au Québec et en Alberta où la construction de maisons neuves a été particulièrement soutenue. Distribution poursuit son plan d'expansion de son activité de réseaux d'aqueducs au Canada, avec l'ouverture de nouvelles succursales.

Les ventes de produits industriels d'Emco au Canada sont 5,6 % inférieures, pour le trimestre, à celles de l'an dernier. À l'ouest du Canada, les ventes sont 17,3 % inférieures pour le trimestre, par suite du ralentissement de l'activité dans le secteur pétrolier et gazier, aussi bien en forage qu'en production, par rapport à 2001. Les ventes d'Emco dans le cadre des mégaprojets en mer à l'est du Canada et les ventes de produits pour les stocks d'entretien, de réparation et d'exploitation des gros clients industriels nationaux ont été supérieures à celles de 2001. Le chiffre d'affaires de Pro-Fit est en baisse de 14,8 % durant le trimestre par rapport à celui de l'an dernier, à cause de la faiblesse de la demande de brides et raccords industriels aux États-Unis.

Les dépenses totales de Distribution, au deuxième trimestre, sont en hausse à cause de la constatation d'un nouveau programme de rémunération basée sur le rendement, de la radiation des éléments d'actif d'un centre de distribution en Colombie-Britannique et de certains frais de licenciement. Les autres frais d'exploitation ont continué à baisser. L'augmentation de l'efficacité logistique a continué à faire baisser les frais de transport, et les frais d'occupation ont poursuivi leur tendance à la baisse à mesure que nos activités déménageaient dans de plus petits établissements dans certains centres urbains.

La direction a continué de prendre des mesures pour améliorer le service à la clientèle et abaisser les frais d'exploitation de Distribution en gros au Canada. Certaines succursales ont été agrandies en Colombie-Britannique, et une succursale supplémentaire a été fermée dans la province durant le deuxième trimestre. Ces mesures font partie des modifications de la structure de la chaîne d'approvisionnement, commencées en 2001 et qui se poursuivent. Des modifications du réseau de succursales ont également été effectuées à Toronto et à Montréal.

Le bénéfice d'exploitation de Distribution s'est maintenant amélioré d'une année à l'autre pour le cinquième trimestre consécutif par suite de l'insistance de la direction sur l'amélioration des marges sur les produits et la compression des dépenses. En pourcentage du chiffre d'affaires, le bénéfice d'exploitation de Distribution, pour les six premiers mois de 2002, est de 2,9 % du chiffre d'affaires, comparativement à 1,6 % du chiffre d'affaires pour la même période de l'an dernier.

Fabrication

Le secteur Fabrication se compose d'Emco Matériaux de Construction Ltée, un fabricant de matériaux de couvertures résidentielles et commerciales, de matériaux en fibre de bois et de produits de papier en rouleaux pour les marchés canadiens et américains, et de Metcraft Inc., un fabricant d'appareils de sûreté et de produits en acier inoxydable pour l'industrie de la restauration commerciale et industrielle.

Le chiffre d'affaires du secteur Fabrication, pour le deuxième trimestre, est de 110,2 millions $, une hausse de 10,4 % sur celui du deuxième trimestre de l'exercice précédent. Pour les six premiers mois, le chiffre d'affaires du secteur est supérieur de 25,1 % à celui de 2001. Les revenus de ventes de Matériaux de Construction, au deuxième trimestre, ont augmenté de 10,1 % par suite des plus gros volumes d'expéditions et de la hausse des prix moyens. Les revenus de ventes de Metcraft sont eux aussi en hausse sur ceux de l'exercice précédent pour le trimestre. Le bénéfice d'exploitation du secteur Fabrication, pour le trimestre, est de 7,9 millions $, soit une hausse de 81 % sur celui de l'année dernière.


Expéditions de bardeaux cumulées pour l'industrie canadienne
(millions de paquets)
35
30
25
20
15
10
5
0
Janv
Fév.
Mars
Avril
Mai
Juin
Juil.
Août
Sept.
Oct.
Nov.
Déc.
Source: Statistiques Canada
2002
2001

Les expéditions de bardeaux pour l'industrie, selon les chiffres de Statistiques Canada, sont en hausse d'environ 9,4 % sur celles de 2001 pour les six premiers mois de l'année.

Cette demande exceptionnellement soutenue de feutre bitumé et de papier-feutre sec, qui a commencé en 2001, a persisté jusqu'au deuxième trimestre de cette année, comme nous nous y attendions. Une pénurie temporaire de ces produits en Amérique du Nord à contribué à la hausse du chiffre d'affaires et du bénéfice d'exploitation de Matériaux de Construction. À l'encontre de la demande de matériaux de couverture et autres gammes de produits de Matériaux de Construction, qui devrait rester soutenue, la direction pense maintenant que la demande et les prix du feutre bitumé ne seront pas aussi fermes au deuxième semestre de 2002. Le bénéfice d'exploitation de la gamme de feutre bitumé baissera en conséquence au deuxième semestre.

Matériaux de Construction a mis en vigueur au 1er janvier 2002 un relèvement des prix de 5 % sur la plupart de ses matériaux de couverture. L'incidence de ce relèvement a commencé à se faire sentir au deuxième trimestre, et a servi à récupérer la hausse des coûts de l'asphalte subie durant les quelques premiers mois de l'année. La hausse des prix du pétrole brut et les augmentations saisonnières normales de la demande d'asphalte à d'autres fins ont conduit à des coûts d'asphalte record, et par conséquent la direction a annoncé un autre relèvement de 6 % des prix de ses matériaux de couverture à compter du 1er juillet 2002. Ce dernier relèvement devrait récupérer la hausse des coûts de matières premières.


Coûts relatifs de l'asphalte (Janv. 1997 = 100)
jusqu'en juillet 2002
200%
175%
150%
125%
100%
75%
50%
25%
0%
Janv.91
Juil. 93
Janv. 96
Juil. 98
Janv. 01

Le chiffre d'affaires en produits de fibre de bois d'Emco est supérieur de 7,4 % à celui de l'an dernier au deuxième trimestre, de de 8,9 % pour les six premiers mois. Les marges sur les produits de fibre de bois se sont redressées à des niveaux normaux en 2002, après être tombées l'année dernière. L'équipe de direction de l'activité Fibre de bois a rationalisé son offre de produits pour simplifier le processus de fabrication et diminuer les coûts des produits. La combinaison de prix plus intéressants pour certains produits et de coûts de fabrication moins élevés, y compris les coûts de l'énergie, a contribué à l'amélioration des marges. Le bénéfice d'exploitation de l'activité Fibre de bois au second trimestre est supérieure de 1,4 million $ à celui de la même période de 2001.

Les usines de Matériaux de Construction ont tourné efficacement durant le premier semestre de 2002. La production s'est maintenue à pleine capacité pour satisfaire à la demande attendue durant le reste de cette année.

Le chiffre d'affaires de Metcraft, pour le deuxième trimestre, est supérieur de 8,6 % à celui du deuxième trimestre de l'an dernier, et supérieur de 5,3 % pour le premier semestre de l'année. Les ventes de POWER SOAK®, la machine à laver les casseroles de Metcraft, ont dépassé de 8,8 % celles de l'an dernier. Les frais de vente ont monté durant le trimestre parce que la direction poursuit son effort de promotion et son travail auprès des grandes chaînes de restauration rapide pour s'emparer des débouchés de vente de POWER SOAK®. Les ventes d'appareils de sûreté sont également en hausse sur celles de 2001 pour les trois mois échus le 30 juin 2002. Le carnet de commande, tant de machines POWER SOAK® que d'appareils de sûreté, continuent de dépasser les niveaux d'il y a un an, et la direction s'attend à des ventes plus soutenues dans les deux gammes de produits de Metcraft pour le reste de l'année.

Le bénéfice d'exploitation du secteur Fabrication, comme celui de Distribution, s'apprécie maintenant d'une année sur l'autre pour le cinquième trimestre consécutif. En pourcentage du chiffre d'affaires, le bénéfice d'exploitation, pour les six premiers mois de 2002, s'établit à 14,8 % du chiffre d'affaires, comparativement à 5,6 % du chiffre d'affaires pour la même période de l'an dernier.

Liquidités et ressources en capital

La direction est satisfaite des résultats de sa gestion énergique de l'encaisse et du fonds de roulement durant le trimestre. Les flux de trésorerie nets se sont établis à 16,8 millions $, comparativement à 4,9 millions $ l'année dernière. Le fonds de roulement d'Emco a diminué d'un montant net de 1,3 million $ durant le trimestre, en dépit des hausses saisonnières normales de 32,2 millions $ dans les comptes-clients. Les stocks n'ont augmenté que de 2,0 millions $ durant le trimestre, en dépit des crêtes saisonnières dans la distribution en gros, surtout dans les réseaux d'aqueducs. La hausse a été compensée par la hausse de 31,5 millions $ des comptes-fournisseurs et du passif à court terme.

Les stocks totaux ont augmenté de 2,0 millions $ durant le trimestre. Les stocks de Distribution ont augmenté de 7,5 millions $ par suite de hausses saisonnières normales, et les stocks du secteur Fabrication, au total, ont diminué de 5,5 millions $ au deuxième trimestre.

La qualité du fonds de roulement d'Emco a été maintenue durant le trimestre. Les délais d'encaissement, au 30 juin 2002, étaient de 47 jours, en légère hausse par rapport au 30 juin 2001 (46 jours). La rotation des stocks, pour les six premiers mois de 2002, est de 4,4, une légère amélioration par rapport à la même période de 2001 (4,3 rotations).

Les dépenses d'immobilisations, pour les six premiers mois de 2002, se sont élevées à 4,8 millions $, comparativement à 8,8 millions $ pour la même période de 2001. Certains travaux d'immobilisations ont été reportés au second semestre, mais la direction s'attend à ce que les dépenses d'immobilisations totales de tout l'exercice 2002 soient légèrement supérieures à celles de l'an dernier, qui s'élevaient à 14,9 millions $.

Le solde des débentures subordonnées, 7 ¼ %, d'Emco, de 31,2 millions $, est venu à échéance le 30 avril 2002, et a été remboursé avec des fonds tirés sur la facilité de crédit à long terme de la société.

La dette totale a diminué de 13,0 millions $ durant le deuxième trimestre de 2002. Le solde total de la dette, y compris la composante passif des débentures subordonnées convertibles, 6 ½ %, s'établissait à 181,8 millions $ au 30 juin 2002 comparativement à 225,1 millions $ au 30 juin 2001. Le ratio de la dette totale, y compris la composante passif des débentures subordonnées convertibles, 6 ½ %, au capital total au 30 juin 2002, était de 0,49/1, comparativement à 0,57/1 au 30 juin 2001.

Modifications des conventions comptables

Au 1er janvier 2002, la société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) pour comptabiliser l'écart d'acquisition et les éléments d'actifs incorporels.

Également en date du 1er janvier 2002, Emco a adopté les nouvelles recommandations de l'ICCA pour constater, mesurer et déclarer les mécanismes de rémunération à base d'actions.

L'incidence de ces changements sur les résultats du trimestre à l'étude est décrite à la note 2 des notes aux états financiers consolidés intermédiaires.

Perspective pour le reste de 2002

Le Conference Board du Canada a récemment projeté une croissance de l'économie canadienne de 3,6 % cette année et de 3,9 % en 2003. Ces dernières projections représentent une augmentation par rapport aux projections antérieures de la plupart des économistes pour l'exercice à l'étude. Une importante raison de l'augmentation des prévisions de croissance de l'économie réside dans la vigueur du marché domiciliaire au Canada durant les six premiers mois. Alors que le Conference Board projette un léger ralentissement de la construction de maisons d'habitations au deuxième semestre de l'année, les mises en chantiers totales pour 2002 sont établies à 189 000, une hausse de 16 % sur les niveaux de 2002.

Le Conference Board a également prévu que l'activité de forage pétrolier et gazier, dont la saison commence habituellement plus tard dans l'année, sera plus soutenue, et mènera à d'autres investissements dans ce secteur.

La direction s'attend à ce que les mesures qu'elle prend continuent d'avoir une incidence positive sur les marges sur les produits et les niveaux de dépenses dans le secteur Distribution. Les initiatives visant à augmenter les volumes de vente en Distribution devraient contribuer à la hausse des volumes pour le reste de cette année.

Les ventes de matériaux de couverture et de fibre de bois devraient rester soutenues pour le reste de l'année, mais comme nous l'avons dit plus haut, les volumes de ventes et les marges sur les produits de feutre bitumé, élevés au premier semestre, devraient baisser au second semestre.

Si les hausses de taux d'intérêts n'ont pas d'incidence négative importante, le marché de la réparation et de la rénovation devrait rester soutenu durant le reste de l'année.
Metcraft compte sur une croissance continue de ses volumes, à mesure que ses ventes de POWER SOAK® aux restaurants à service rapide, aux chaînes de magasins d'alimentation et sur les marchés internationaux, continuent d'augmenter. Les frais de vente et de marketing resteront relativement élevés également, car la direction poursuit sa stratégie d'investir dans cette activité et de la faire croître. Une hausse considérable du bénéfice d'exploitation n'est pas attendue de cette activité avant 2003.

La baisse des taux d'imposition réglementaires, et le maintien de taux d'intérêts et de niveaux d'endettement relativement bas, maintiendront leur incidence positive sur le bénéfice net d'Emco, par rapport à celui de 2001, pour le reste de l'exercice.

Compte tenu de tous ces facteurs, et d'une économie relativement vigoureuse, la direction prévoit maintenant que les résultats de la société atteindront un bénéfice dilué par action de 1,40 $ à 1,50 $. Le 27 juin 2002, la direction avait projeté un bénéfice dilué par action de 1,25 $ à 1,35 $ pour l'exercice.

Énoncés prospectifs

Les projections d'avenir exprimées dans la présente Analyse par la direction sont fondées sur les attentes et les opinions de la direction concernant des événements futurs. Les risques commerciaux auxquels la société est exposée, les fluctuations de la conjoncture économique et autres incertitudes peuvent affecter l'aptitude d'Emco à réaliser ces attentes. Les résultats réels pourraient par conséquent différer de façon appréciable des résultats exprimés ou implicites.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des résultats
(non vérifiés)

	Trois mois échus le 30 juin		Six mois échus le 30 juin	
	2002	2001	2002	2001
	(Milliers)		(Milliers)	
Chiffre d'affaires	359 042 $	345 139 $	631 963 $	603 243 $
Coût des produits vendus	269 214	270 186	472 235	472 334
Frais de vente et d'administration	63 594	57 940	117 658	111 568
Amortissement	4 292	4 160	8 164	8 037
	337 100	332 286	598 057	591 939
Bénéfice d'exploitation	21 942	12 853	33 906	11 304
Intérêts et autres charges	3 901	5 109	7 581	10 110
Gains sur cessions	(429)	(137)	(852)	(148)
	3 472	4 972	6 729	9 962
Bénéfice avant impôts sur les bénéfices	18 470	7 881	27 177	1 342
Impôts sur les bénéfices - exigibles	6 200	3 800	9 600	1 800
- futurs	(200)	(500)	(400)	(1 000)
	6 000	3 300	9 200	800
	12 470	4 581	17 977	542
Intérêt minoritaire dans une filiale	2 081		3 788	
Bénéfice net	10 389 $	4 581 $	14 189 $	542 $
Bénéfice par action (note 3)				
De base	0,63 $	0,27 $	0,85 $	(0,02) $
Dilué	0,62 $	0,27 $	0,83 $	(0,02) $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

États consolidés des bénéfices non répartis
(non vérifiés)

	Six mois échus le 30 juin	
	2002	2001
	(Milliers)	
Bénéfices non répartis au début de l'exercice	58 484 $	50 042 $
Bénéfice net	14 189	542
Escompte (prime) sur le rachat d'actions et de débentures convertibles	(26)	311
Augmentation de la part capitaux propres des débentures convertibles, nette d'impôts	(910)	(869)
Bénéfices non répartis à la fin de la période	71 737 $	50 026 $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

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Bilans consolidés
(non vérifiés)

	30-Jun 2002	30-Jun 2001	31-Dec 2001
		(Milliers)	
Actif			
Actif à court terme :			
Comptes-clients	218 482 $	215 718 $	164 780 $
Stocks	220 976	209 682	198 638
Divers	6 602	5 314	7 542
	446 060	430 714	370 960
Immobilisations	116 951	126 160	122 330
Autres éléments d'actif à long terme	21 893	25 787	23 195
Écart d'acquisition	27 831	28 254	28 536
	612 735 $	610 915 $	545 021 $
Passif et avoir des actionnaires			
Passif à court terme :			
Comptes-fournisseurs et charges à payer	191 148 $	179 657 $	154 437 $
Impôts sur les bénéfices et autres impôts et taxes à payer	11 684	391	11 935
	202 832	180 048	166 372
Dette à long terme	163 660	171 584	114 561
Débentures subordonnées	18 122	53 487	50 716
Autres avantages complémentaires de retraite	8 967	9 134	9 059
Impôts futurs	20 038	23 715	20 267
Intérêt minoritaire	6 490	3 682	5 216
Avoir des actionnaires :			
Capital-actions	68 997	67 751	68 287
Composante capitaux propres des débentures subordonnées convertibles	49 668	47 675	48 150
Bénéfices non répartis	71 737	50 026	58 484
Gains ou pertes de change cumulatifs	2 224	3 813	3 909
	192 626	169 265	178 830
	612 735 $	610 915 $	545 021 $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

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ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des flux de trésorerie
(non vérifiés)

	Trois mois échus le 30 juin		Six mois échus le 30 juin	
	2002	**2001**	**2002**	**2001**
	(Milliers)		(Milliers)	
Flux de trésorerie liés à l'exploitation				
Bénéfice net	10 389 $	4 581 $	14 189 $	542 $
Redressements pour :				
Amortissement	4 873	4 436	9 114	8 569
Gains sur cession	(429)	(137)	(852)	(148)
Impôts futurs	(203)	(1 197)	(229)	(1 097)
Intérêt minoritaire dans une filiale	2 081		3 788	
Variations du fonds de roulement hors-caisse :				
Comptes-clients	(32 198)	(43 956)	(53 701)	(39 791)
Stocks	(1 992)	9 074	(22 339)	16 764
Comptes-fournisseurs et charges à payer	29 450	29 987	34 723	31 766
Impôts sur les bénéfices et autres impôts et taxes à recevoir / à payer	3 581	5 237	357	2 325
Autres	1 609	390	2 007	374
	17 161	8 415	(12 943)	19 304
Flux de trésorerie liés aux investissements				
Acquisitions d'immobilisations	(2 878)	(4 211)	(4 786)	(8 754)
Produit de la cession d'immobilisations	2 110	815	2 658	829
Augmentation des autres éléments d'actif à long terme	439	(140)	277	(235)
	(329)	(3 536)	(1 851)	(8 160)
Total des flux de trésorerie liés à l'exploitation et aux investissements	16 832 $	4 879 $	(14 794) $	11 144 $
Flux de trésorerie liés aux activités de financement				
Augmentation (diminution) de la dette à long terme	18 206 $	(2 520) $	49 392 $	(9 091) $
Remboursement de débentures à l'échéance	(31 177)	-	(31 177)	-
Rachats de débentures subordonnées		(1 265)		(1 265)
Rachat d'actions ordinaires	(26)		(26)	
Diminution de la composante passif des débentures subordonnées, 6 1/2 %	(1 416)	(1 352)	(1 416)	(1 352)
Distribution à l'intérêt minoritaire	(2 689)		(2 689)	
Émission d'actions ordinaires	270	258	710	564
	(35 038) $	(4 879) $	14 794 $	(11 144) $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

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Notes afférentes aux états financiers consolidés intermédiaires (non vérifiés)

1. Principales conventions comptables :

Les états financiers consolidés intermédiaires, non vérifiés ci-joints ont été dressés selon les principes comptables généralement reconnus au Canada, et sont conformes à ceux décrits dans les états financiers consolidés annuels de l'exercice échu le 31 décembre 2001.

Il convient de lire ces états financiers consolidés intermédiaires, non vérifiés, de pair avec les états financiers consolidés annuels de la société pour l'exercice échu le 31 décembre 2001, présentés aux pages 30 à 45 du rapport annuel 2001 de la société.

2. Modifications des conventions comptables :

a) Écart d'acquisition et autres éléments d'actif incorporels

Au 1er janvier 2002, la société a adopté les recommandations de l'Institut Canadien des Comptables Agréés (« ICCA ») à l'égard des regroupements d'entreprises (chapitre 1581 du manuel de l'ICCA) et de l'écart d'acquisition et autres actifs incorporels (chapitre 3062 du manuel de l'ICCA). Selon le chapitre 1581, tous les regroupements d'entreprises amorcés après le 30 juin 2001 doivent être comptabilisés par la méthode de l'acquisition. Selon le chapitre 3062, l'écart d'acquisition n'est plus amorti mais soumis à un test de dépréciation. Ainsi l'amortissement de l'écart d'acquisition, y compris l'écart d'acquisition comptabilisé à l'égard des regroupements d'entreprises antérieurs, cesse lors de l'adoption de ces recommandations.

Selon les exigences des nouvelles recommandations, la société a effectué le test transitoire de dépréciation sur l'écart d'acquisition au cours de son deuxième trimestre de 2002, et a conclu qu'il n'y avait pas de dépréciation dans aucune de ses unités déclarantes.

L'incidence de l'adoption de la nouvelle norme du chapitre 3062 et de l'arrêt de l'amortissement de l'écart d'acquisition a été une augmentation de 0,4 million $ du bénéfice net du premier semestre échu le 30 juin 2002, et de 0,03 $ du bénéfice par action, de base et dilué.

b) Rémunérations à base d'actions

Au 1er janvier 2002, la société a également adopté les recommandations de l'ICCA pour comptabiliser, mesurer et déclarer les mécanismes de rémunération à base d'actions (chapitre 3870 du manuel de l'ICCA). Comme il est décrit en détail à la note 9 des états financiers consolidés annuels de l'exercice clos le 31 décembre 2001, la société a émis des options d'achat d'actions au profit de son personnel dans le cadre de son régime d'intéressement à long terme de 1991. Dans le cadre du même régime, la société a également octroyé des droits à la plus-value des actions, qui sont réglés en espèces.

La société, selon sa politique comptable, comptabilise les droits à la plus-value des actions comme dépenses de rémunération, selon l'excédent du cours du marché sur le prix d'exercice du droit. Des frais de rémunération de 2,4 millions $ ont été engagés et déduits du revenu pour le premier semestre de 2002 (0,4 million $ au premier semestre de 2001).

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Notes afférentes aux états financiers consolidés intermédiaires (non vérifiés)

La société applique la méthode de comptabilisation basée sur la valeur intrinsèque pour les options d'achat d'actions octroyées aux employés. Selon cette méthode, rien n'est comptabilisé avant que l'option ne soit levée, époque à laquelle une émission de capital-actions est inscrite. En conséquence, aucune charge de rémunération n'a été inscrite à l'égard de son régime d'options d'achat d'actions pour les six mois échus le 30 juin 2002, ce qui est en conformité des exercices antérieurs.

Les nouvelles recommandations requièrent que l'on divulgue l'incidence de l'application de la méthode de la valeur intrinsèque comparativement à la méthode de la juste valeur. Par la méthode de la juste valeur, la charge de rémunération doit être inscrite durant la période d'acquisition de l'option, à une juste valeur déterminée par un modèle statistique de calcul des options. Si la charge de rémunération pour le régime d'options d'achat d'actions avait été déterminée selon la juste valeur à la date de l'octroi pour les options octroyées après le 1er janvier 2002, le bénéfice par action pro forma, de base et dilué, pour les six mois échus le 30 juin 2002, aurait été le même que le bénéfice déclaré selon la méthode de la valeur intrinsèque utilisée par la société.

La juste valeur des régimes d'options d'achat d'actions de la société, pour la base cette présentation pro forma, a été estimée au moyen du modèle de Black et Scholes, avec les hypothèses suivantes : 4,2 % pour le taux d'intérêt sans risque, 0 % pour les dividendes prévus, 3,5 ans pour la durée prévue des options et 64,6 % pour la volatilité.

3. Bénéfice par action :

	Trois mois échus le 30 juin		Six mois échus le 30 juin	
	2002	2001	2002	2001
	(Milliers)		(Milliers)	
Bénéfice net	10 389 $	4 581 $	14 189 $	542 $
Dividende réputé sur les titres convertibles, net d'impôts	(460)	(439)	(910)	(869)
Bénéfice (perte) net(te), de base et dilué(e)	9 929 $	4 142 $	13 279 $	(327) $
Actions ordinaires en circulation, de base	15 702	15 489	15 677	15 459
Incidence nette de la levée d'options	415	(780)	415	(780)
Actions ordinaires en circulation, diluées	16 117	14 709	16 092	14 679

4. Caractère cyclique de l'activité :

Les résultats financiers intermédiaires ne sont pas nécessairement indicatifs des résultats de l'exercice entier, car la société œuvre dans des marchés de nature très saisonnière. Par conséquent, la société réalise habituellement un chiffre d'affaires et un bénéfice d'exploitation bas au premier et au quatrième trimestres, surtout à cause du ralentissement de l'activité au Canada durant les mois d'hiver, dans les marchés du bâtiment résidentiel, commercial et industriel, ainsi que dans celui de la rénovation.

5. Information sectorielle :

La société a défini ses secteurs isolables comme étant Distribution, un distributeur en gros de produits de plomberie et d'articles connexes, et Fabrication, un fabricant et distributeur de matériaux de construction, de matériel pour le service alimentaire et d'appareils de sûreté. Le poste *siège social* comprend les dépenses pour lesquelles le siège social de la société est comptable, soit les finances, la fiscalité, la gestion de la trésorerie, le perfectionnement de l'entreprise, les ressources humaines et les questions juridiques.

Notes afférentes aux états financiers consolidés intermédiaires (non vérifiés)

Les résultats d'exploitation par secteur isolable sont les suivants :

		Six mois échus le 30 juin 2002		Six mois échus le 30 juin 2001	
		(Milliers)			
Chiffre d'affaires	Distribution	444 538	$	453 418	$
	Fabrication	187 425		149 825	
		631 963	$	603 243	$
Bénéfice d'exploitation	Distribution	12 935	$	7 311	$
	Fabrication	27 703		8 448	
	Siège social et divers	(6 732)		(4 455)	
		33 906	$	11 304	$

Renseignements pour l'investisseur

Inscription des actions
Bourse de Toronto (EML)
Marché des actions Nasdaq (EMLTF)

Inscription des débentures convertibles
Bourse de Toronto (EML.DB)

Agents comptables des transferts et des registres
Actions ordinaires et débentures
Computershare Trust Company of Canada
Toronto

Co-agent des transferts
Actions ordinaires
Computershare Trust Company, Inc., Denver (Colorado)

Vérificateurs
KPMG s.r.l.
140 rue Fullarton, suite 1400
Boîte postale 2305
London (Ontario)
N6A 5P2

Demandes de renseignements

Actionnaires
Pour obtenir des renseignements au sujet des registres des actions, des opérations, des certificats d'actions ou des transferts, prière de communiquer avec:
Computershare Compagnie Montréal Trust du Canada
Téléphone: (416) 981-9633 ou 1-800-663-9097
Télécopie: (416) 981-9507
Courriel : caregistryinfo@computershare.com

Investisseurs et analystes
Pour obtenir de l'information financière au sujet d'Emco, prière de communiquer avec:
Daniel J. Boyd
Directeur, relations avec les investisseurs et fiscalité
Téléphone: (519) 645-3911
Télécopie: (519) 645-2465
Courriel: dboyd@emcoltd.com

ou avec:

Gordon E. Currie
Vice-président, trésorier et directeur des services financiers
Téléphone: (519) 645-3905
Télécopie: (519) 645-2465
Courriel: gcurrie@emcoltd.com

EMCO LIMITÉE
620 rue Richmond
Boîte postale 5252
London (Ontario)
Canada
N6A 4L6
Téléphone : (519) 645-3900
Télécopie : (519) 645-2465
Site web : www.emcoltd.com
Courriel : dboyd@emcoltd.com